[redacted]

UNITED ST
SECURITIES AND EXCHA
Washington, D.

08028852

OMB APPROVAL	
B Number:	3235-0123
ires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8- 49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Sansom Street, 2nd Floor
(No. and Street)

Philadelphia (City), PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carney 215-496-1976 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor LLP
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave., Suite 202 (Address) Paoli (City), PA (State) 19301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JENNIFER K DIVALERIO
Notary Public
NORRISTOWN BOROUGH, MONTGOMERY COUNTY
My Commission Expires Aug 5, 2011

Signature

President

Title

Jennifer K DiValerio

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information

For the Year Ended December 31, 2007

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. (an S-Corporation) as of December 31, 2007, and the related statements of income, changes in subordinated borrowings, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 25, 2008

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 107,077
Deposits with clearing organization and others	1,500,572
Marketable debt securities	10,104,192
Receivable from clearing organization	579,923
Accrued interest receivable	25,685
Prepaid expenses	6,000
Furniture and equipment	5,687
Total assets	$12,329,136
Liabilities and shareholders' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 637,364
Payable to clearing organization	9,861,982
Securities sold, not yet purchased	49,290
Total liabilities	10,548,636
Subordinated borrowings	1,500,000
Shareholders' equity:	
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)	1
Additional paid-in capital	99,999
Retained earnings	180,500
Total shareholders' equity	280,500
Total liabilities and shareholders' equity	$12,329,136

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenues:	
Trading gains and losses, net	$1,086,792
Commission income	112,530
Interest income	44,126
Other income	35,000
Consulting income	34,000
Total revenues	1,312,448
Expenses:	
Commissions	684,332
Outside services	189,236
Employee compensation and benefits	127,777
Interest expense	46,209
Other expenses	29,246
Occupancy and office	10,530
Total expenses	1,087,330
Net income	$ 225,118

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -0-
Loan proceeds under qualified subordination agreements	1,500,000
Subordinated borrowings at December 31, 2007	$1,500,000

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
January 1, 2007	106	$1	$99,999	$ (3,264)	$ 96,736
Net income				225,118	225,118
Furniture and equipment contributed by stockholders				6,100	6,100
Distributions to shareholders				(47,454)	(47,454)
December 31, 2007	106	$1	$99,999	$180,500	$280,500

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 225,118
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation expense	875
Increase in deposits with clearing organization and others	(1,465,232)
Increase in marketable debt securities	(10,104,192)
Increase in receivable from clearing organization	(579,758)
Decrease in accounts receivable	11,527
Increase in accrued interest receivable	(25,685)
Decrease in prepaid expenses	93
Increase in accounts payable and accrued expenses	602,131
Increase in payable to clearing organization	9,861,982
Increase in securities sold, not yet purchased	49,290
Net cash used by operating activities	(1,423,851)
Cash flows from investing activities:	
Proceeds from sale of furniture and equipment	4,008
Net cash provided by investing activities	4,008
Cash flows from financing activities:	
Distributions to shareholders	(47,454)
Proceeds from subordinated borrowings	1,500,000
Net cash provided by financing activities	1,452,546
Net increase in cash	32,703
Cash - beginning of year	74,374
Cash - end of year	$ 107,077
Supplemental cash flow information:	
Interest paid	$ 3,104

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2007

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company operates on a fully-disclosed basis whereby they do not carry accounts for customers.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Marketable debt securities are valued at fair value as determined by management by analyzing inter-dealer trades on or around December 31, 2007 for all positions held by the Company at December 31, 2007.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

(3) RELATED PARTY TRANSACTIONS

The Company had a servicing agreement with a company related through common ownership to receive office space and professional services. Total consulting expense incurred under this agreement was $137,474 for the year ended December 31, 2007. If the Company was autonomous, its financial position and results of operations could significantly differ from those presented as of and for the year ended December 31, 2007. This agreement was terminated in September 2007.

During 2007, the Company sold equipment to a company related through common ownership for a price equal to the net book value, which approximated their fair value. Therefore, no gain was recognized at the sale. This related party also provided bookkeeping services to the Company free of charge in return for reduced trade commissions on customer trades.

(4) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit.

(5) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2007 consist of two subordinated notes payable to two shareholders. The notes expire on September 28, 2010 and include interest at 5%.

(6) SECURITIES SOLD, NOT YET PURCHASED

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007 at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $1,102,346, which was $1,002,346 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .58 to 1 as of December 31, 2007.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3k(2)ii which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) LEASE COMMITMENTS

The Company has a lease agreement for office space that expires September 2009. Rent expense incurred in connection with this lease for the year ended December 31, 2007 was $3,000.

The future minimum annual rental payments are as follows:

Year ending December 31,	
2008	$12,000
2009	9,000
Total	$21,000

(9) CONCENTRATION OF CREDIT RISK

Cash

At various times during the year, the Company's cash balances exceeded the federally insured limit. At December 31, 2007, the Company's uninsured cash balances totaled $11,724.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2007, the position held in two municipal securities represented 50% of marketable debt securities.

(10) CASH FLOW INFORMATION

During 2007, two stockholders contributed furniture and equipment with a fair value of $6,100 to the Company.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Net capital:	
Total shareholders' equity	$ 280,500
Add - subordinated borrowings allowable as net capital	1,500,000
Total capital and allowable subordinated borrowings	1,780,500
Less - total non-allowable assets	12,259
haircuts on securities	665,895
Net capital	$1,102,346
Aggregate indebtedness	$ 637,364
Total aggregate indebtedness	$ 637,364
Computation of basic net capital requirement:	
Net capital requirement	$ 100,000
Net capital	1,102,346
Excess of net capital	$1,002,346
Excess of net capital at 1000%	$1,038,610
Ratio of aggregate indebtedness to net capital	.58 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007

Not Applicable: All customer transactions are cleared through another broker-dealer (member of New York Stock Exchange) on a fully disclosed basis.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2007

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2007 FOCUS Part IIA filing.

Net capital per unaudited December 31, 2007 FOCUS Part IIA filing	$ 922,293
Audit adjustment to non-allowable assets	(11,687)
Audit adjustments to operating revenue and expenses	226,513
Audit adjustment to haircut on securities	(34,773)
Net capital	$1,102,346

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

NAVAID FINANCIAL SERVICES, INC.
Year Ended December 31, 2007

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Navaid Financial Services, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Navaid Financial Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Navaid Financial Services, Inc. as of and for the year ended December 31, 2007 and this report does not affect our report thereon dated February 25, 2008. The Company lacks sufficient expertise in current accounting and reporting requirements, and lacks internal controls to detect a potential misstatement relating to the presentation and classifications in the financial statements or propriety and completeness of disclosures required by current GAAP. We recommend to obtain and review current accounting literature such as GAAP Guides and the AICPA's Guide for Brokers and Dealers in Securities, and to prepare a GAAP Disclosure Checklist when preparing the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, should be improved at December 31, 2007 to better meet the SEC's objectives.

This report is intended solely for the information and use of the directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 25, 2008

END